August 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust Fund
Registration Statement on Form N-14
(File No. 333-212187)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of August 8, 2016, or as soon thereafter as practicable.

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Very truly yours,

NUVEEN INVESTMENT TRUST

By:	/s/ Kathleen L. Prudhomme
Name:	Kathleen L. Prudhomme
Title:	Vice President and Assistant Secretary